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                              June 2, 2023

       Barry Sloane
       Chief Executive Officer
       NewtekOne, Inc.
       4800 T Rex Avenue, Suite 120
       Boca Raton, FL 33431

                                                        Re: NewtekOne, Inc.
                                                            Supplemental
Correspondence
                                                            Submitted May 18,
2023
                                                            File No. 333-269452

       Dear Barry Sloane:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2023 letter.

       Supplemental Correspondence submitted May 18, 2023

       General

   1. The staff remains unable to determine the specific basis, if any, for your position that you are now excluded
from the definition of an    investment company    under the
                                                        Investment Company Act
of 1940 (the    Act   ). We note that as recently as November 8,
                                                        2022, in your Form 10-Q
filed for the quarter ended September 30, 2022, you were
                                                        described in your
public reports as an    internally managed non-diversified closed-end
                                                        management investment
company.    We also note that, in your Form N-54C, you
                                                        represented that you
inten[d] to conduct [your] activities in such a way that [you] will be excepted from the
definition of an    investment company    provided under the Act.    Please
                                                        specifically describe
when and why you stopped being an    internally managed non-
 Barry Sloane
FirstName  LastNameBarry Sloane
NewtekOne,   Inc.
Comapany
June 2, 2023NameNewtekOne, Inc.
June 2,
Page 2 2023 Page 2
FirstName LastName
         diversified closed-end management investment company    and more fully
describe the
         nature of the change in your business that caused you to no longer be an investment company and/or be able to rely on an exception from the definition of an investment company. To the extent that the change of your business was the acquisition of Newtek
         Bank, please specifically explain why this acquisition had this effect, given (i) your response appears to indicate that Newtek Bank represents only approximately 17.46% of your total assets on an unconsolidated basis and (ii) while you have
indicated that    a
         critical element of your strategic plan is the transitioning to Newtek Bank of the SBA7(A)
         lending activities      , it does not appear that you have yet
effected such a transition.
         Alternatively, to the extent you believe that your    plans to operate
as a financial holding
         company    caused you to no longer be an investment company, please
explain why this
         affects your legal analysis under section 3 of the Act.
2. Your Form S-3/A indicates that loans are transferred to special purpose vehicles in order to effect your securitizations, and goes on to note circumstances under which securitizations were accomplished by trusts, including by, for example, Newtek Small
         Business Loan Trust, Series 2022-1. Accordingly, it would appear that, to the extent that issuers are engaged in securitization activities described in rule 3a-7 under the Act, it would be these securitization trusts. Please clarify whether, in
discussing NSBF   s
         securitization activities, including for example, the issuance of securities as described in rule 3a-7 and the appointment of trustees, you are actually describing the activities of specific securitization trusts. For example, with respect to the September 2022 securitization, it appears that Newtek Small Business Loan Trust, Series 2022-1 was the issuer of securitization notes. Please revise your conclusion that NSBF may rely on rule
         3a-7 as necessary. Alternatively, to the extent you believe NSBF can rely on rule 3a-7 notwithstanding that it is not, for example, itself an issuer of securities described in rule
         3a-7(a)(1), please explain. In addition, please also clarify the relation of the securitization trusts to NSBF, including whether these trusts are subsidiaries of
NSBF.
3. Please provide your calculation for determining that NSBF does not meet the definition of
         an    investment company    under Section 3(a)(1)(C), identifying each
constituent part of
         the numerator and denominator. Please specifically identify (i) the amounts, if any, held by NSBF of debt securities available-for-sale, loans held for sale, loans held for investment at fair value, and loans held for investment, at amortized cost; and (ii) the
         assets representing NSBF   s interests in its subsidiaries, as well as
their value. Please base
         your response on the value of such issuer   s assets as of the end of
the last preceding fiscal
         quarter.
4. Please note that while In the Matter of Tonopah Mining Co., 26 S.E.C. 426 (July 21,
         1947) was decided under section 3(b)(2) of the Act, the Commission and staff use the
            primary engagement    standard set forth in that case when
evaluating the identical
         standard in section 3(a)(1)(A) of the Act. See Certain Prima Facie Investment Companies,
         Release No. IC-10937 (Nov. 13, 1979) [44 FR 66608 (Nov. 20, 1979)] at
n.24.
         Accordingly, an analysis of you, on a consolidated basis, using each of the factors outlined
 Barry Sloane
NewtekOne, Inc.
June 2, 2023
Page 3
      in Tonopah is useful in evaluating whether you    [are] or hol[d]
[your]self out as being
      engaged primarily, or propos[e] to engage primarily, in the business of investing,
      reinvesting, or trading in securities.    To that end, please revise your
analysis under
      Tonopah to:
          Describe the amount of time your officers, directors, and employees spend managing your portfolio of loans and the amount of time they devote to banking activities. With respect to your description of the amount of time devoted to managing your portfolio of loans, please specifically address the amount of time spent by these personnel in managing loans for investment purposes, as compared to those managed for sale.
          Clarify which assets on your consolidated balance sheet are included in what you
          have described as assets    related to the guaranteed and
unguaranteed SBA 7(A) loan
          portfolio.
          To the extent not described in your response to question 3, explain
why your    recent
          conversion to a financial holding company    and your operation as
a financial
          holding company    may affect the sources of your income, including
whether and how
          such a designation may affect the operation of your business.
5. Your response was unclear as to whether you have relied on rule 3a-2 of the Act in the past, or whether you intend to presently. Please advise as to your intention with respect to reliance on rule 3a-2. To the extent you have relied or intend to rely on rule 3a-2 of the
      Act, please provide further information on your compliance with such rule. In your response, please include (i) a copy of the resolution made by your board of directors pursuant to rule 3a-2(a)(2), (ii) the date on which such resolution was recorded contemporaneously in your minute books, and (iii) the date on which the one-year period commenced pursuant to rule 3a-2(b), together with your analysis supporting such a conclusion. In addition, please provide your detailed legal analysis supporting your conclusion that an investment company may rely on rule 3a-2 as it transitions into a non-
      investment company business. In this regard, we note that you are neither a start-up nor do you have a history of operating a business affected by an extraordinary event causing you to suddenly meet the definition of an investment company under section 3 of the Act.
        You may contact William Schroeder at (202) 551-3294 or Ben Phippen at
(202) 551-
3697 if you have questions regarding comments on the financial statements and related matters.
Please contact Madeleine Mateo at (202) 551-3465 or Tonya K. Aldave at (202) 551- 3601 with any other questions.



                                                            Sincerely,
FirstName LastNameBarry Sloane
                                                            Division of
Corporation Finance
Comapany NameNewtekOne, Inc.
                                                            Office of Finance
June 2, 2023 Page 3
cc:       Jared Fishman, Esq.
FirstName LastName